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April 9, 2024 VIA EDGAR	Austin Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Houston Hong Kong London Los Angeles Madrid	Milan Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Silicon Valley Singapore Tel Aviv Tokyo Washington, D.C.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Myra Moosariparambil, Raj Rajan, Sandra Wall
John Hodgin, Cheryl Brown and Timothy Levenberg

Re:	Tamboran Resources Corporation
Draft Registration Statement on Form S-1
Submitted March 14, 2024
CIK No.: 0001997652

Ladies and Gentlemen:

On behalf of Tamboran Resources Corporation (the “Company”), we submit this letter in connection with the confidential draft submission number 3 to the Registration Statement on Form S-1 (the “Confidential Submission No. 3”) which reflects the Company’s responses to the comment letter received by the Company on April 2, 2024 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Draft Registration Statement previously confidentially submitted by the Company on March 14, 2024 to the SEC (the “Registration Statement”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto or a statement identifying the location in Confidential Submission No. 3 of the requested disclosure or revised disclosure. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Confidential Submission No. 3 and all references to page numbers in such responses are to page numbers in Confidential Submission No. 3.

Amendment No. 1 to Draft Registration Statement on Form S-1

Glossary of Natural Gas Terms, page iv

1.	We have read your response to prior comment 2 and note the additional industry terms included in your glossary; however, the following definitions require revision:

•

Proved Reserves – the glossary definition is incomplete and contains the phrase “have been proved to a high degree of certainty” which more closely resembles the PRMS definition of proved reserves. The SEC definition of proved reserves in Rule

April 9, 2024

4-10(a)(22) states “those quantities of oil and gas, which by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible -from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations.” Please revise.

•

Probable Reserves – the glossary definition incorrectly includes the phrase “in sum with proved reserves” rather than Rule 4-10(a)(18) wording of “together with proved reserves.” We believe volumes of proved reserves and probable reserves should not be summed together due to the different risk profiles for each category of reserves. Please revise.

•

Unconventional Drilling – the glossary definition should include more specific unconventional drilling methods such as: drilling in zones of low porosity and permeability, directional and horizontal drilling, and include various types of well stimulation/multi-stage fracturing completion methods. Please revise.

•	Developed Acres – in conjunction with your disclosure of undeveloped acreage, please include a definition for developed acres.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages v to vii of Confidential Submission No. 3.

Prospectus Summary

Our Company

Competitive Strengths, page 7

2.	We have read your response to prior comment 7 and note the revised disclosures on page 7 state:

•

The “SS1H well is currently producing;” however, on page 19, you disclose you do not expect to generate any production revenue until 2026. Please review and revise to identify the referenced production as either sales volumes or test volumes only.

•

Each of these wells are productive wells” without clarifying if this relates to all 21 wells or only your six appraisal wells. Please expand the disclosure to clarify: 1) how many of the 21 total wells, including your six appraisal wells, were determined to be productive in the Middle Verlkerri formation, 2) the basis for determining these wells were productive wells capable of producing gas in sufficient quantities to justify completion as a gas well and not dry wells, and 3) the total number of wells that have produced natural gas to the surface as test volumes or as sales volumes, if any.

Response: We acknowledge the Staff’s comment and note that in response to the first bullet we have revised the Registration Statement on page 2 to clarify that all volumes produced from our wells are test volumes only. With respect to the second bullet, we note for the Staff that we have revised the Registration Statement to clarify that we believe only the SS1H is “productive” as such term is defined under Item 1205, based on initial flow rates and that it is capable of producing gas in sufficient quantities to economically justify completion. Please see pages 2 and 96 of Confidential Submission No. 3.

Summary Historical Consolidated Financial Data, page 16

3.

We note your revised presentation of stock based compensation within the line item “Compensation and benefits including stock based compensation” in page F-4 in response. Please revise your presentation here, “Results of operations” in page 70 and related discussions on page 71 consistent with the revised consolidated statement of operations and comprehensive loss presented in page F-4.

Response: We acknowledge the Staff’s comment and note that we have revised the Registration Statement accordingly. Please see pages 18, 72, and 73 of Confidential Submission No. 3.

April 9, 2024

Industry

Australian Natural Gas and Natural Gas Liquids Reserves, page 78

4.

We have read your response to prior comment 22 and the revised disclosure on page 79; however, we note the statement, “proved and probable reserves represent resources which are commercially recoverable” is inconsistent with the SEC definition in Rule 4-10(a)(22). We reissue the prior comment in part to request clarification of the industry definitions used to determine the estimates prepared by Geoscience Australia.

Response: We acknowledge the Staff’s comment and note that proved plus probable reserves, as used by Geoscience Australia, relies on the definitions of “proved reserves” and “probable reserves” included in the Petroleum Resources Management System revised June 2018. We have revised the Registration Statement accordingly to clarify the industry definitions and note that they are not comparable to the SEC definition. Please see page 83 of Confidential Submission No. 3.

Business

Our Assets Within the Beetaloo, page 90

5.

We have read your response to prior comment 25 and your disclosure that none of your six appraisal wells can be defined as exploratory or development wells; however, in response to prior comment 24, you classify the six appraisal wells as “exploratory type stratigraphic test wells” which is a subset of exploratory wells. In addition, based on the tabular disclosures on pages 2 and 92, these six appraisal wells were permitted as exploratory wells. Please review and revise your disclosures as necessary.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement as necessary to provide the information required by Items 1205 (a)(1) and (a)(2) of Regulation S-K with respect to the number of net and gross productive wells drilled. Please see pages iv, 2, 95 and 96 of Confidential Submission No. 3.

6.

We have read your response to prior comment 26, and the associated revised disclosures. We note your disclosure of the number of gross non-operated wells, but do not see the corresponding net number. Please revise to include the net number of non-operated wells. In addition, you state that all of your wells are productive wells, mechanically capable of producing gas, but then disclose, “one of our four wells is not capable of producing gas until it is re-entered and a lateral is drilled.” Please review the definitions of a “productive well” and a “dry well” in Items 1208(c)(3) and 1205(b)(1), respectively, and revise your disclosure as necessary or tell us why a revision is not needed.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 2 and 96 of Confidential Submission No. 3. We further refer the Staff to our response to Comment 2.

April 9, 2024

Choice of Forums, page 138

7.

We note your response to prior comment 31. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation and that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Please disclose whether this provision applies to actions arising under the Exchange Act. In that regard, you removed the text from the corresponding risk factor which disclosed that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 49 and 147 of Confidential Submission No. 3. We acknowledge that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and will inform investors in our future filings that the exclusive forum provision contained in our Certificate of Incorporation does not apply to the Exchange Act.

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If you have any questions regarding the foregoing responses or the Registration Statement, please do not hesitate to contact me by telephone at (713) 546-7416 or by email at michael.chambers@lw.com.

Very truly yours,

Michael Chambers

of LATHAM & WATKINS LLP

Enclosure

cc:	Joel Riddle, Chief Executive Officer of Tamboran Resources Corporation
Eric Dyer, Chief Financial Officer of Tamboran Resources Corporation
David Miller, Latham & Watkins LLP
Trevor Lavelle, Clifford Chance US LLP
Andrew S. Epstein, Clifford Chance US LLP